EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have issued our report dated March 24, 2006, except for Note 17(B), as to which the date is March 31, 2006 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern and an explanatory paragraph relating to the Company's 2005 fourth quarter correction of its accounting for goodwill recorded in connection with business acquisitions that occurred in the first quarter of 2005) accompanying the consolidated financial statements included in the Annual Report of Incentra Solutions, Inc., (the "Company") on Form 10-KSB for the year ended December 31, 2005. We consent to the incorporation by reference of said report in the registration statements for Incentra Solutions, Inc. on Form S-8 (File No.'s 333-114634 and 333-114605).


/s/ GHP HORWATH, P.C.

Denver, Colorado
April 3, 2006